

July 7, 2010

Mr. Robert S. Tissue
Sr. Vice President & Chief Financial Officer
Summit Financial Group, Inc.
300 North Main Street
Moorefield, WV 26836

> **RE:** **Summit Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Quarterly Period Ended March 31, 2010**
> **File No. 000-16587**

Dear Mr. Tissue:

We have reviewed your response letters dated May 18, 2010 and May 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Quarterly Period Ended March 31, 2010

Notes to Consolidated Financial Statements

Note 7 – Allowance for Loan Losses, page 20

1. We note your response to comment two of our letter dated May 4, 2010 and your tabular disclosure of impaired loans on page 21. It appears that you have a significant amount of impaired loans for which you determined that a specific allowance was not required. Please provide us with and revise your future filings to disclose the following information regarding these impaired loans:

- Quantify your impaired loans as of March 31, 2010 and December 31, 2009 by both loan category and the method used to measure impairment (e.g., discounted cash flows, collateral value or observable market price);
- Clearly explain how you determine whether a loan is collateral-dependent;
- Describe your charge-off policy for collateral-dependent impaired loans, including what you consider to represent a "confirmed loss." In this regard, clarify whether under your policy the difference between the recorded amount of a loan and the fair value of the underlying collateral would be charged-off against the allowance;
- Quantify the amount of impaired loans that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct charge-off; and
- To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, please explain how you determined that no impairment loss exists and reconcile this to the deterioration in real estate values in your market area.

2. To further enhance our understanding of how you measure impairment under ASC 310-30, please provide us with a detail of your <u>five</u> largest impaired loans at March 31, 2010 and December 31, 2009 for which you determined that a specific allowance was not required. Your response should include a discussion of the following:

- When the loan was originated;
- When the loan became impaired;
- The underlying collateral supporting the loan;
- The amount of any charge-offs recognized for the loan, as applicable;
- The date and amount of the last appraisal obtained for the underlying collateral;
- The estimated fair value of the underlying collateral at March 31, 2010;
- If you applied a discount to the most recent appraised value, the discount applied and how it was determined; and
- Any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Credit Experience</u>

<u>Quantitative Reserve for Loans Collectively Evaluated, page 39</u>

3. We note your response to comment one of our letter dated May 10, 2010. Your response indicates that you applied judgmental allocation percentages to your historical loss rates based on the risk rating of loans in each loan category. We do not believe that you have adequately supported the allocation percentages applied to your historical loss rates.

Further, we are unclear as to how you determined it was appropriate to apply these allocation percentages solely on the basis of risk ratings without giving consideration to the loan type or delinquency status. Accordingly, please provide us with a detailed analysis that supports the allocation percentages used to develop your adjusted loss rates for each loan category. As part of this analysis, please also explain how you considered delinquency status when deriving your allocation percentages for each loan category. In other words, wouldn't the credit losses inherent in a loan or pool of loans differ depending on whether the loan(s) were current or past due?

Qualitative Reserve for Loans Collectively Evaluated, page 40

4.   Please describe in more detail the qualitative and environmental factors that you consider when deriving your qualitative allowance for each loan pool. In this regard, specifically discuss whether you make any adjustments to your historical loss factors or loss confirmation period to compensate for any delays in your charge-off policy and quantify the actual loss confirmation period used to calculate your quantitative allowance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have any questions regarding the above comments.

                                                Sincerely,

                                                Hugh West
                                                Accounting Branch Chief